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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO._________)*

                          VELOCITY EXPRESS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.004 PER SHARE
                         (Title of Class of Securities)

                                   922-57T-202
                                 (CUSIP Number)

                            LAWRENCE A. SPECTOR, ESQ
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 15, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. / /

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
      See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  922-57T-202
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           1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons(entities only).

               TenX Capital Partners, LLC
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           2.  Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
               (b)
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           3.  SEC Use Only
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           4.  Source of Funds (See Instructions): WC
--------------------------------------------------------------------------------

           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
               or 2(e)
--------------------------------------------------------------------------------

           6.  Citizenship or Place of Organization: United States of America
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                7.     Sole Voting Power: 455,283
               -----------------------------------------------------------------
Number of
Shares Bene-    8.     Shared Voting Power:
ficially by    -----------------------------------------------------------------
Owned by Each
Reporting       9.     Sole Dispositive Power: 455,283
Person With    -----------------------------------------------------------------

                10.    Shared Dispositive Power:
--------------------------------------------------------------------------------


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      11.   Aggregate Amount Beneficially Owned by the Reporting Person: 455,283
shares of common stock of the Issuer ("Shares") which includes:

      (i) 121,761 Shares issuable upon exercise of a warrant and (ii) 333,522 Shares issuable upon conversion of Series D Preferred of the Issuer.
--------------------------------------------------------------------------------


      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11): 7.79%
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

      The class of equity securities to which this statement relates is common shares of Velocity Express Corporation. The principal executive offices of Velocity Express Corporation are located at 7803 Glenroy Road, Suite 200, Minneapolis, Minnesota.

ITEM 2. IDENTITY AND BACKGROUND

   (a)      The person filing this statement is TenX Capital Partners, LLC.

   (b) TenX Capital Partners business address is 100 West Elm Street, Suite 300, Conshohocken, PA 19428.

   (c)      TenX Capital Partners is an investment company.

   (d)-(e) During the last five years, TenX Capital Partners has not been convicted in any criminal proceeding and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

   (f)      TenX Capital Partners is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source of funds used in the purchase of the Shares was the working capital of TenX Capital Partners.

ITEM 4. PURPOSE OF TRANSACTION

      TenX Capital Partners acquired the Shares in a private transaction. The securities are held as an investment. There is no intention to acquire any additional securities of the Issuer, to cause a change in the present board of directors or management of the Issuer or to effect any of the other transactions required to be described in Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) 455,283 shares of common stock of the Issuer ("Shares") which includes:

      (i) 121,761 Shares issuable upon exercise of a warrant and (ii) 333,522 Shares issuable upon conversion of Series D Preferred of the Issuer.

(c) On February 21, 2003, the number of Shares issuable upon conversion of the Series D Preferred increased by 30,000 shares. This increase is due to certain anti-dilution provisions contained in the Series D Preferred stock and the fact that the Issuer conducted certain transactions that triggered such protections.


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(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      TenX Capital Partners has no knowledge of any arrangements, undertakings or relationships (legal or otherwise), including but not limited to transferring of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Not applicable


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003
                                               /s/ Janet Kirschner
                                         By:   ---------------------------------


      ATTENTION:   INTERNATIONAL   MISSTATEMENTS   OR   COMMISSIONS   OF  FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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